LAS VEGAS SANDS CORP.

July 14, 2011

VIA FEDEX AND FACSIMILE

Kevin Woody
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Las Vegas Sands Corp. Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 1, 2011 File No. 001-32373

Dear Mr. Woody:

I am writing in response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter, dated June 30, 2011 (the “June 30 Comment Letter”), regarding the above-referenced Form 10-K filed by Las Vegas Sands Corp. (the “Company”) for the fiscal year ended December 31, 2010.

Set forth below are the comments conveyed in the June 30 Comment Letter and the Company’s response thereto.  The information below is based on information available at the date of this letter.  Any requested clarification or revisions to disclosure to be included in the Company’s future filings will be updated as necessary at the time of any such filing.

Form 10-K

Financial Statements

Notes to Consolidated Financial Statements

Note 14 – Commitments and Contingencies

Litigation, page 109

1.
We note your response to our prior comment three.  It does not appear that you have provided any insight as to why management is unable to determine the probability of the outcome or the range of reasonably possible loss.  As such, please provide to us the specific facts and circumstances of this case that has prohibited management from assessing the probability of the outcome or range of reasonably possible loss.  Within your response, please address management’s inability to determine the probability or estimate range of loss given the totality of the historical information available, including the initial award.

In response to the Staff’s comment, the Company does not believe that management currently is able to assess the probability of the outcome of the Suen litigation or the range of reasonably possible loss, if any for several reasons.  In particular, the Company notes that on November 17, 2010, the Nevada Supreme Court reversed the trial court judgment and remanded the case to the District Court of Clark County for a new trial.  In its decision reversing the monetary judgment against the Company, the Nevada Supreme Court also made several other rulings, including overturning the pre-trial dismissal of the plaintiffs’ breach of contract claim.  Therefore, while the first trial was based solely on the plaintiffs’ quantum meruit claim for the reasonable value of services allegedly provided by Mr. Suen and his colleagues, the retrial will likely focus on the plaintiffs’ breach of contract claim.  In addition, the Nevada Supreme Court made several evidentiary rulings, some of which confirmed and some of which overturned rulings made by the District Court.  For example, the Nevada Supreme Court ruled that while Mr. Suen can recover in quantum meruit for his associates’ efforts (instead of only recovering in quantum meruit for his own efforts), he must demonstrate his associates’ efforts and their expected payment in order to recover on their behalf.  The Nevada Supreme Court also ruled that the District Court properly admitted evidence of a so-called “procurement deal,” erred by admitting a hearsay statement without giving a limiting instruction, and erred in refusing to instruct the jury on the presumptions of government regularity.

Because of the significant differences in the legal issues and evidence to be presented in a trial focusing on a breach of contract claim instead of a quantum meruit claim, as well as the different evidence to be presented at the new trial as a result of the Nevada Supreme Court’s decision, the Company does not believe that the historical information available, including the initial award, provides a sufficient basis for management to determine the probability of the outcome or an estimated range of reasonably possible loss, if any, at a second trial.

The Company will include the disclosure below in future filings, to the extent applicable.  The changes from the Company’s most recent disclosure about this matter are underlined.

“On October 15, 2004, Richard Suen and Round Square Company Limited filed an action against LVSC, Las Vegas Sands, Inc. (“LVSI”), Sheldon G. Adelson and William P. Weidner in the District Court of Clark County, Nevada, asserting a breach of an alleged agreement to pay a success fee of $5.0 million and 2.0% of the net profit from the Company’s Macau resort operations to the plaintiffs as well as other related claims. In March 2005, LVSC was dismissed as a party without prejudice based on a stipulation to do so between the parties. Pursuant to an order filed March 16, 2006, plaintiffs’ fraud claims set forth in the first amended complaint were dismissed with prejudice against all defendants. The order also dismissed with prejudice the first amended complaint against defendants Sheldon G. Adelson and William P. Weidner. On May 24, 2008, the jury returned a verdict for the plaintiffs in the amount of $43.8 million. On June 30, 2008, a judgment was entered in this matter in the amount of $58.6 million (including pre-judgment interest). The Company appealed the verdict to the Nevada Supreme Court.

On November 17, 2010, the Nevada Supreme Court reversed the judgment and remanded the case to the District Court of Clark County for a new trial. In its decision reversing the monetary judgment against the Company, the Nevada Supreme Court also made several other rulings which may affect the outcome of the new trial, including overturning the pre-trial dismissal of the plaintiffs’ breach of contract claim and deciding several evidentiary matters, some of which confirmed and some of which overturned rulings made by the District Court. As such, the Company is unable at this time to determine the probability of the outcome or range of reasonably possible loss, if any. The Company intends to vigorously defend this matter.”

If you need further information relating to the matters discussed in this letter, please contact the undersigned at (702) 733-5544 or Gayle M. Hyman, Senior Vice President and General Counsel, at (702) 733-5322.

Sincerely,

/s/ Kenneth J. Kay

Kenneth J. Kay Executive Vice President and Chief Financial Officer

cc:	Gayle M. Hyman Senior Vice President and General Counsel